Exhibit 99.8

NICE Actimize Recognized in 2016 Anti-Money Laundering Systems
Analyst Report for Enabling Transition to Enterprise Risk Management

Independent research firm notes how NICE Actimize’s approach helps clients create a single, consistent approach to AML

New York – February 24, 2016 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, was profiled in a CEB TowerGroup analyst report, “Combatting Rising Threats with Aging Infrastructure” Anti-Money Laundering Systems Market Update issued this month. The report reflects the need of the retail banking industry to diagnose the technology attributes and anti-money laundering (AML) systems that target those industry requirements.

As the CEB report observes, “NICE Actimize’s approach to the market helps clients create a single, consistent approach to AML, enabling clients to transition towards enterprise risk management.”

“About 38% of commercial banking executives are planning to replace their existing AML solutions in an effort to take a more proactive stance to financial crimes and take advantage of the advancing analytical and predictive capabilities of modern AML platforms,” said Andy Schmidt, CEB TowerGroup Research Director and Principal Executive Advisor for the report. Schmidt adds, “Leading banks are finding that the same capabilities they use to predict and assess risk can also be used to predict customer needs and generate relationship insights, thereby providing further value from their AML platforms.”

“This report outlines the NICE Actimize approach to the current state of the AML marketplace, as well as our future vision for the AML function within a financial institution,” said David Kwan, General Manager, Anti-Money Laundering, NICE Actimize. “As the compliance function within financial institutions continues to grow in importance, we are continuing to evolve our products and services to this ever important function.”

According to the new CEB TowerGroup analyst report, “Financial institutions of all sizes are dedicating more resources than ever to implementing and managing new regulatory provisions. For example, new regulations have doubled compliance costs for the six largest US banks, rising from $34.7 billion in 2007, to $70.1 billion in 2013. Regulators are cracking down on money laundering requirements, leading to a series of monumental fines at the largest global banks. In 2013 and 2014 alone, banks paid nearly $15 billion in money laundering violations, making this compliance area one of the highest risks for banks.”

For more information on NICE Actimize’s CDD Suite, please visit: www.niceactimize.com/cddsuite.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Technology Assessment Disclaimer
CEB does not endorse any vendor, product or service depicted in our CEB TowerGroup publications and does not advise technology users to select only those vendors rated “best in class.” CEB TowerGroup research publications consist of the opinions of CEB TowerGroup’s analysts and should not be construed as statements of fact. CEB disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Press Contact:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Systems Ltd.
ir@nice.com

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Kwan are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.